Exhibit 99.1

KAZIA THERAPEUTICS LIMITED

ABN 37 063 259 754

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THE MATTERS RAISED IN THIS DOCUMENT WILL AFFECT YOUR SHAREHOLDING IN THE COMPANY. YOU ARE ADVISED TO READ THIS DOCUMENT IN ITS ENTIRETY BEFORE THE ANNUAL GENERAL MEETING REFERRED TO BELOW IS CONVENED.

IF YOU ARE IN ANY DOUBT ABOUT THE ACTION YOU SHOULD TAKE IN RESPONSE TO THIS DOCUMENT, PLEASE CONSULT YOUR STOCKBROKER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

2022 NOTICE OF ANNUAL GENERAL MEETING,

EXPLANATORY STATEMENT

AND

PROXY FORM

THIS IS A NOTICE OF THE 2022 ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD AS A HYBRID MEETING AT 10.00 AM (SYDNEY TIME) ON WEDNESDAY 16 NOVEMBER 2022 AT LEVEL 46, TOWER ONE - INTERNATIONAL TOWERS SYDNEY, 100 BARANGAROO AVENUE, SYDNEY NSW AND VIA LIVE WEBCAST AT https://meetnow.global/MLNFM5D

.

A PROXY FORM FOR USE AT THIS MEETING IS INCLUDED WITH THIS DOCUMENT.

TO BE VALID, PROXY FORMS MUST BE COMPLETED AND RETURNED TO THE COMPANY’S SHARE REGISTRY, COMPUTERSHARE, BY NO LATER THAN 10.00 AM (SYDNEY TIME) ON 14 NOVEMBER 2022.

14 October 2022

Dear Shareholder

We are pleased to invite you to attend the 2022 Annual General Meeting of the shareholders of Kazia Therapeutics Limited (Kazia or Company), which is scheduled to be held as a hybrid meeting at 10.00am (Sydney time) on Wednesday 16 November 2022.

Enclosed with this letter is the Notice of Meeting, which details the items of business to be dealt with at the Meeting. We hope you will consider the matters presented to you in this Notice and support us in our endeavours to continue to grow the Company.

The full range of R&D activities of the Company is presented on the Kazia website which can be found at (www.kaziatherapeutics.com).

AGENDA

The Resolutions on the agenda for this Meeting are for:

1.	Adoption of Remuneration Report;

2.	Re-Election of Steven Coffey;

3.	The grant of up to 3,500,000 Options to Dr James Garner;

4.	The ratification of prior issue of ATM Shares;

5.	Approval of Additional Placement capacity under Listing Rule 7.1A;

6.	Adoption of New Constitution; and

7.	Approval of Proportional Takeover Provisions.

HYBRID MEETING

In line with changing trends, the Board have decided to hold a hybrid meeting this year, with a physical presence and also the ability for shareholders to attend virtually. Shareholders dialling in will do so via a URL which is set out on the front page of this Notice of Meeting.

Whether you plan to attend the Meeting in person, virtually, or are not able to attend at all, the Board encourages you to lodge your votes online at www.investorvote.com.au. You will require the control number (found on the Notice and Access Form), your HIN/SRN and postcode/domicile code to access online voting. This will allow the proceedings at the meeting to flow smoothly and allow the maximum amount of time to discuss the Company’s operations and progress.

Yours faithfully

Kate Hill

Company Secretary

On behalf of the Board of Directors

NOTICE OF GENERAL MEETING

Kazia Therapeutics Limited

ABN 37 063 259 754

Time and Place of Meeting

NOTICE is hereby given that the 2022 Annual General Meeting of Kazia Therapeutics Limited ABN 37 063 259 754 (Company) will be held at the following time and location, and at that Meeting the business specified below will be conducted.

Date:	16 November 2022

Time:	10.00am (Sydney time)

Attend in person at:	Level 46, Tower One - International Towers Sydney, 100 Barangaroo Avenue, Sydney NSW

Attend virtually via:	https://meetnow.global/MLNFM5D

Ordinary Business

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the financial statements of the Group for the 12 months ended 30 June 2022 and the related reports of the Directors and the Auditor (as contained in the Annual Report).

RESOLUTION 1 – ADOPTION OF REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as a non-binding Ordinary Resolution:

Resolution 1 – Adoption of Remuneration Report

“That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, the Remuneration Report for the year ended 30 June 2022 as set out in the Annual Report for the year ended 30 June 2022 be adopted on the terms and conditions set out in the Explanatory Statement.”

Please note that section 250R(3) of the Corporations Act provides that the vote on this Resolution is advisory only and does not bind the Directors or the Company.

RESOLUTION 2 – RE-ELECTION OF STEVEN COFFEY

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 2 – Re-Election of Steven Coffey

“That, for the purposes of Listing Rule 14.4 and clauses 21.1 and 21.7 of the Constitution, Steven Coffey, who retires by rotation and being eligible, is re-elected as a Director.”

RESOLUTION 3 – APPROVAL OF GRANT OF OPTIONS TO DR JAMES GARNER

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 3 – Approval of grant of Options to Dr James Garner

“That, for the purposes of Listing Rule 10.14 and for all other purposes, approval is given to the grant of 3,500,000 Options and issue of 3,500,000 Shares on exercise of those Options, to Dr James Garner, the Managing Director of the Company, under the Plan and otherwise on the terms and conditions set out in the Explanatory Statement.”

RESOLUTION 4 – RATIFICATION OF PRIOR ISSUE OF ATM SHARES

To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

Resolution 4 – Ratification of prior issue of Shares

“That, for the purposes of Listing Rule 7.4 and for all other purposes, Shareholders ratify the prior allotment and issue of 17,160,230 ATM Shares on the terms and conditions set out in the Explanatory Statement.”

RESOLUTION 5 – APPROVAL OF ADDITIONAL PLACEMENT CAPACITY

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 5 – Approval of additional placement capacity under Listing Rule 7.1A

“That, for the purposes of Listing Rule 7.1A and for all other purposes, Shareholders approve the additional capacity of the Company to issue Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Statement.”

RESOLUTION 6 – ADOPTION OF NEW CONSTITUTION

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 6 – Adoption of New Constitution

“That, for the purposes of sections 136 of the Corporations Act and for all other purposes, the current constitution of the Company be repealed and the new constitution in the form as signed by the Chair for identification purposes (excluding clause 14) be adopted as the constitution of the Company.”

RESOLUTION 7 – APPROVAL OF PROPORTIONAL TAKEOVER PROVISIONS

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

Resolution 7– Approval of Proportional Takeover Provisions

“That, for the purposes of sections 136 and 648G of the Corporations Act and for all other purposes, the proportional takeover provisions contained in Schedule 2 to the Explanatory Memorandum be inserted, as clause 14, into the new constitution approved under Resolution 6.”

Voting Exclusion Statements

Resolution 3: Approval of Grant of Options to Dr Garner

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of a person referred to in Listing Rules 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the Plan or an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)   a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)   the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)   a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)  the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 4: Ratification of Prior Issue of ATM Shares

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of a person who participated in the issue or an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)   a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)   the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)   a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)  the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 5: Approval of Additional Placement Capacity under Listing Rule 7.1A

The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of Shares) or an Associate of those persons.

However, this does not apply to a vote cast in favour of the Resolution by:

(a)   a person as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b)   the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c)   a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an Associate of a person excluded from voting, on the Resolution; and

(ii)  the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

The Company confirms that as at the date of dispatch of this Notice, the Company is not proposing to make an issue of Equity Securities under Listing Rule 7.1A.2 and therefore, no existing Shareholders’ votes will be excluded under the above voting exclusion statement. However, in the event that between the date of the Notice and the date of the Meeting, the Company proposes to make an issue of Equity Securities under Listing Rule 7.1A.2 to one or more existing Shareholders, those Shareholders’ votes will be excluded under the above voting exclusion statement.

Voting prohibition

Resolutions 1 and 3

A vote on Resolutions 1 and 3 must not be cast:

(a)   by or on behalf of a member of Key Management Personnel (in the case of Resolution 1, details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2022) or a Closely Related Party of such member (regardless of the capacity in which the vote is cast); or

(b)   by a person appointed as a proxy, where that person is either a member of Key Management Personnel or a Closely Related Party of such a member,

unless the vote is cast as a proxy for a person permitted to vote on Resolutions 1 or 3:

(c)   in accordance with a direction as to how to vote on the proxy form; or

(d)   by the Chair to an express authorisation to exercise the proxy even though it is connected with the remuneration of a member of Key Management Personnel.

If you are a member of Key Management Personnel or a Closely Related Party of a member of Key Management Personnel (or acting on behalf of them) and purport to cast a vote that will be disregarded by the Company, you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

By order of the Board

Kate Hill

Company Secretary

Dated: 14 October 2022

Notes

These notes and the following Explanatory Statement form part of the Notice.

If you are unable to attend the Meeting in person or via the live webcast, but wish to appoint a proxy, please complete and return a copy of the proxy form attached to the Notice by no later than 10.00am (Sydney time) on 14 November 2022.

Determination of entitlement to attend and vote

The Company has determined under regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that for the purpose of voting at the Annual General Meeting or adjourned meeting, securities are taken to be held by those persons recorded in the Company’s register of Shareholders as at 7:00pm (Sydney time) on 14 November 2022.

Proxies

A Shareholder who is entitled to attend, in person or virtually, and cast a vote at the Annual General Meeting is entitled to appoint a proxy.

The proxy need not be a Shareholder. A Shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportions or numbers are specified, each proxy may exercise half of the Shareholder’s votes.

If you wish to appoint a proxy and are entitled to do so, then complete the attached proxy form in accordance with the instructions on the form and return the completed proxy form to the Share Registry in a manner indicated on the form no later than 10.00am (Sydney time) on 14 November 2022.

If the Chair is appointed, or taken to be appointed, as a proxy but the appointment does not direct the proxy how to vote on a Resolution, then the Chair intends to exercise the relevant Shareholder’s votes in favour of the relevant Resolution (subject to the other provisions of these notes, including any voting exclusions set out in the Notice).

Attorneys

A Shareholder may appoint an attorney to vote on his or her behalf. For an appointment to be effective for the Meeting, the instrument affecting the appointment (or a certified copy of it) must be received by the Company or the Share Registry by no later than 10.00am (Sydney time) on 14 November 2022.

Corporate representatives

A corporation may elect to appoint a representative, rather than a proxy, under the Corporations Act, in which case the Company will require written proof of the representative’s appointment which must be lodged with or presented to the Company before the Annual General Meeting.

Voting

Voting on Resolutions set out in the Notice will be conducted by poll. Upon a poll, every Shareholder who is present in person or by proxy, representative or attorney will have one vote for each Share held by that Shareholder.

EXPLANATORY STATEMENT

This Explanatory Statement is included in and forms part of the Notice of Meeting. It contains an explanation of, and information about, the Resolutions to be considered at the Meeting. It is given to Shareholders to help them determine how to vote on the Resolutions set out in the Notice of Meeting.

Shareholders should read this Explanatory Statement in full and, if in doubt about what to do in relation to a Resolution, Shareholders should consult their stockbroker, solicitor or financial or other professional advisor.

Ordinary Business

Financial Statements and Reports

The Corporations Act requires the Company to lay before the Annual General Meeting the Financial Report, Directors’ Report (including the Remuneration Report) and the Auditor’s Report for the financial year ended 30 June 2022.

Shareholders will be offered the opportunity to discuss the Financial Report, Directors’ Report and Auditor’s Report at the Meeting. Copies of these reports can be found on the Company’s website http://www.kaziatherapeutics.com.

There is no requirement for Shareholders to approve the Financial Report, Directors’ Report and Auditor’s Report. Shareholders will be offered the following opportunities:

(a)	discuss the Annual Report for the financial year ended 30 June 2022;

(b)	ask questions or make comments on the management of the Company; and

(c)	ask the Auditor questions about the conduct of the audit and preparation and content of the Auditor’s Report.

In addition to taking questions at the Annual General Meeting, written questions to the Chair about the management of the Company, or to the Auditor about:

(a)	the preparation and content of the Auditor’s Report;

(b)	the conduct of the audit;

(c)	accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d)	the independence of the Auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Annual General Meeting to the Company Secretary at the Company’s registered office or by email to info@kaziatherapeutics.com.

RESOLUTIONS

(A)	Resolution 1 – Adoption of Remuneration Report

Board comment

The Board offers the following observations on the Remuneration Report:

•	The Board and its Remuneration and Nomination Committee take a balanced view between the need to pay market rates to attract talent, and the financial resources of the Company.

•

In particular, as in prior years, the Board and the Remuneration and Nomination Committee have focussed the remuneration spend on personnel best placed to advance the clinical stage assets of the Company.

As set out in the Notice of Meeting, any member of Key Management Personnel, together with a Closely Related Party of those members, are excluded from casting a vote on Resolution 1. Accordingly, the Board abstains from making a recommendation in relation to Resolution 1.

The Chair intends to exercise all undirected proxies in favour of Resolution 1.

If the Chair is appointed as your proxy and you have not specified the way the Chair is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chair with an express authorisation for the Chair to vote the proxy in accordance with the Chair’s intention, even though the Resolution is connected directly or indirectly with the remuneration of Key Management Personnel.

Background to the Resolution

The Remuneration Report is contained in the “Directors’ Report” section of the Annual Report, a copy of which can be found on the Company’s website, http://www.kaziatherapeutics.com.

Publicly listed companies are required to submit their remuneration reports to a vote for adoption at each of their annual general meetings.

Whilst the Resolution is to be determined as an ordinary resolution, it is advisory only and does not bind the Directors or the Company. However, if more than 25% of the votes cast on Resolution 1 are voted against the adoption of the Remuneration Report, the Remuneration Report for the following year must either address any comments received from Shareholders or explain why no action has been taken in response to those comments. If, at the following annual general meeting of the Company, the Remuneration Report is again voted against by 25% or more of votes cast, a ‘spill resolution’ will be put to Shareholders. If at least 50% of the votes cast are in favour of the ‘spill resolution’, a special meeting of the Company will be held within 90 days at which the Directors (other than the Managing Director) in office at the time of the second annual general meeting of the Company must resign and stand for re-election.

At the Company’s 2021 Annual General Meeting for the 2021 Remuneration Report, the votes cast against this Resolution were less than 25%, therefore the current “strike” count is zero.

During this item of business, Shareholders will have the opportunity to ask questions about and comment on the Remuneration Report.

(B)	Resolution 2 – Re-Election of Steven Coffey

Background to the Resolution

Clause 21.1 of the Constitution provides that, amongst other things, a Director must not hold office without re-election for more than 3 years or following the third annual general meeting after that Director last appointment or re-election, whichever is the longer. This mirrors the requirements of Listing Rule 14.4. Clause 21.7 provides that a Director who retires from office under the Constitution will be eligible for re-election to the Board at the meeting at which that Director retires from office.

The length of time a Director has been in office is computed from that Director’s last election. Mr Coffey was last re-elected to the Board at the 2019 Annual General Meeting of the Company.

As at the date of this Notice of Meeting, the Board comprised of three Directors who are subject to rotation. The Director longest in office without being re-elected is Steven Coffey and is therefore required to retire. Being eligible, Mr Coffey offers himself to be re-elected as a Director.

Steven Coffey credentials

Steven is a Chartered Accountant and registered company auditor and has over 35 years experience in the accounting and finance industry. He has been a partner with the chartered accounting firm Watkins Coffey Martin which recently merged with Charternet Chartered Accountants and Steven is a consultant to that group. Steven sits on the board of a number of large private family companies and audits a number of large private companies and not-for-profit entities. He has previously been a director of The Docyard Limited (ASX:TDY).

Board Recommendation

The Directors (Mr Coffey abstaining) recommend that you vote in favour of Resolution 2.

The Chair intends to exercise all undirected proxies in favour of Resolution 2.

(C)	Resolution 3 – Approval of grant of Options to Dr James Garner

ASX Listing Rule 10.14 states that a listed company must not permit a director, as well as other specified individuals, to acquire securities under an employee incentive scheme without the approval of ordinary shareholders given by ordinary resolution. Dr James Garner, the Chief Executive Officer and Managing Director of the Company, is a director of the Company and so covered by ASX Listing Rule 10.14.1. The purpose of Resolution 3 is to seek approval from Shareholders under Listing Rule 10.14 and for all other purposes for the Board to grant 3,500,000 Options, to Dr James Garner under the Plan, which was approved by Shareholders at the 2021 Annual General Meeting of the Company.

Background to the Resolutions

The broad remuneration policy of the Company is to ensure that the remuneration package of key management personnel reflects their duties and responsibilities and is competitive in attracting, retaining and motivating people of the highest quality.

The non-executive Directors, being all of the Directors other than Dr Garner, believe that the grant of the Options the subject of Resolution 3 to Dr Garner is an appropriate way to set long term incentive as part of Dr Garner’s remuneration package, encouraging a continuous high level of service in future, and aligning his incentive to the improvement of shareholder value.

The Directors believe that Dr Garner has added enormous value to the Company during FY22 to position it to deliver future value, and hence would like to recognise this with an equity grant.

In respect of the 3,500,000 Options that will be issued to Dr Garner in relation to his performance in FY22, the options will vest in six equal portions on a 6-monthly basis, with the first tranche vesting on or around 17 May 2023. The Options will have a 4-year life.

If Resolution 3 is approved, the Company will issue the Options to Dr Garner in accordance with this Explanatory Statement. If Resolution 3 is not approved, the Company will not be able to issue the Options and so the Company will need to look to incentivise Dr Garner in other ways.

Please see the summary of the terms and conditions of the Options below for more details.

Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act provides that a public company must not, without the approval of the company’s members, give a financial benefit to a related party, unless it falls within a specified exception in the Corporations Act.

Dr Garner is a related party of the Company for the purposes of section 228(2) of the Corporations Act as he is a Director. Therefore, the grant of Options the subject of Resolution 3 will constitute the giving of a financial benefit to a related party for the purposes of section 229(3)(e) of the Corporations Act.

Section 211 of the Corporations Act provides an exemption to the restrictions in Chapter 2E of the Corporations Act on the giving of financial benefits to related parties, if the financial benefit is remuneration to an officer or employee of a public company and the remuneration is reasonable given the circumstances of the public company and the officer or employee (including the responsibilities involved in the office or employment).

It is the view of the Board (excluding Dr Garner) that the terms of the financial benefit, being the grant of Options the subject of Resolution 3, in conjunction with other components of Dr Garner’s remuneration, comprises reasonable remuneration having regard to the Company’s and Dr Garner’s circumstances (including his responsibilities as Chief Executive Officer and Managing Director), and would therefore fall within an exemption set out in section 211 of the Corporations Act. The Options the subject of Resolution 3 will (if approved) be granted to Dr Garner for the sole purpose of remunerating him for his services as the Chief Executive Officer and Managing Director of the Company in relation to FY22.

Terms and Conditions of the Options

Each Option will be issued to Dr James Garner on the following terms and conditions:

Amount payable for each Option	The Options will be granted for nil consideration.

Exercise Price	The Exercise Price for the Options will be set at a premium of 43% to the 5 day VWAP on the issue date, and is expected to be approximately $0.26 per Option.

Quotation of Shares issued on exercise	Upon exercise of any of the Options, the Company will apply for quotation of the Shares issued as a result of the exercise, subject to any restrictions imposed by the ASX.

Vesting Dates and Vesting Conditions

The Options will vest and be exercisable as follows:

1)  583,333 Options to vest on 17 May 2023;

2)  583,333 Options to vest on 17 November 2023;

3)  583,334 Options to vest on 17 May 2024;

4)  583,333 Options to vest on 17 November 2024;

5)  583,333 Options to vest on 17 May 2025; and

6)  583,334 Options to vest on 17 November 2025.

The Options will vest in accordance with the terms of the Plan.

Option Period	Once vested, Options may be exercised at any time up to 5.00pm (Sydney time) on 17 November 2026. Options which are not exercised during the Option Period will automatically lapse and be cancelled.

Specific information required by Listing Rule 10.15

Pursuant to and in accordance with Listing Rule 10.15, the following information is provided:

(a)	the Options will be granted to Dr James Garner, Chief Executive Officer and Managing Director;

(b)	Dr James Garner falls within the category of Listing Rule 10.14.1 as he is a Director;

(c)	a total of 3,500,000 Options will be granted to Dr Garner, with a total of up to 3,500,000 Shares to be issued if all these Options are exercised; and

(d)	Dr James Garner’s remuneration arrangements for FY22 is as follows:

Base Salary	$600,015 per annum (inclusive of superannuation).

Performance Bonus	Each year Dr Garner may receive a performance bonus valued at up to 50% of his base salary (given at the discretion of the Board and measured against the key performance indicators in place for the relevant year).

Other Incentives

1,200,000 Options were issued in November 2019, of which all are now vested

800,000 Options were issued in November 2020, of which 400,000 are now vested

2,500,000 Options were issued in November 2021, of which 500,000 are now vested

(e)	the following securities have been previously issued to Dr James Garner under the Plan:

(i)	as approved by Shareholders at the Company’s 2020 Annual General Meeting, 800,000 Options have been issued at no cost to Dr James Garner during 2020 under the Plan; and

(ii)	as approved by Shareholders at the Company’s 2021 Annual General Meeting, 2,500,000 Options have been issued at no cost to Dr James Garner during 2021 under the Plan;

(f)

the Options will have an exercise price of approximately $0.26 per Option, vest in six equal tranches at 6-monthly intervals following their date of issue and expire on 17 November 2026.a summary of the other material terms of the Options is set out above;

(g)

the use of Options is to align Director remuneration with the creation of Shareholder value as the Options to be granted to Dr Garner (and therefore the potential issuance of Shares) is linked to the performance of the Company. In addition, in order for the Company to attract and retain quality Directors, the issuance of Options forms part of a desirable remuneration package;

(h)

the Company values each Option at $0.09 as determined by a Black-Scholes valuation having regard to the underlying Share price, risk free interest rate and volatility of the underlying Share price. As a result, the Company ascribes a total value of A$315,000 to the Options to be issued;

(i)	the allotment and issue of the Options will occur as soon as practicable after the Meeting, but in any event no later than three years after the Meeting;

(j)	the Options will be issued for nil consideration;

(k)	a summary of the material terms of the Plan is set out in Schedule 1;

(l)	there is no loan in relation to the proposed issue of Options to Dr Garner;

(m)

details of any securities issued under the Plan will be published in the Company’s annual report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14;

(n)

any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Plan after the Resolutions are approved and who were not named in the Notice will not participate until approval is obtained under that rule; and

(o)	a voting exclusion statement is included in the Notice for Resolution 3.

Board recommendation

The Directors (other than Dr Garner) do not have an interest in the outcome of Resolution 3 and recommend that Shareholders vote in favour of Resolution 3 for the following reasons:

(a)

the Options are considered by the Directors to provide a cost-effective means of giving an incentive to Dr Garner to advance the Company’s interests in accordance with the directions given from time to time by the Board; and

(b)	the number of Options to be issued is considered to be in line with the number issued to directors of similar companies.

Dr Garner, who stands to gain personally from the grant of the Options, declines to make any recommendation in relation to Shareholders’ consideration of the Resolution.

Note: Shareholders’ approval for the Resolution is being sought pursuant to Listing Rule 10.14 for the grant of the Options. Consequently, in accordance with Listing Rule 7.2 (Exception 14), Shareholder approval under Listing Rule 7.1 is not required for the grant of these Options. In addition, in accordance with Listing Rule 7.2 (Exception 9), Shareholder approval under Listing Rule 7.1 will not be required for the issue of any Shares issued pursuant to the exercise of those Options.

(D)	Resolution 4 – Ratification of prior issue of ATM Shares

Background to the Resolution

Between 24 May 2022 and 7 October 2022, the Company issued 17,160,230 Shares (ATM Shares) under its At-The-Market (ATM) financing facility, announced by the Company on 23 April 2022.

Under the ATM facility, the Company may offer and sell via Oppenheimer up to US$35 million of its Shares, in the form of American Depository Shares (ADSs), with each ADS representing 10 Shares. Sales of ADSs under the ATM may be made from time to time, with the timing and amount of any sales to be determined by Kazia at its sole discretion, based on a variety of factors.

Shares under the facility are issued at market price and attract low levels of banking fees, accordingly providing an attractive form of financing for the Company with minimal dilution to existing shareholders.

The following table shows details of the ATM Share issues:

Date of issue	No of shares	Issue price ($USD)	Issue price ($AUD equivalent)	Amount raised ($AUD)	Issued under LR 7.1	Issued under LR 7.1A
24-May-22	10,000	0.583	0.826	8,256	10,000	—
2-Jun-22	10,000	0.575	0.803	8,025	10,000	—
6-Jun-22	88,710	0.603	0.837	74,258	88,710	—
9-Jun-22	603,500	0.603	0.840	507,036	603,500	—
14-Jun-22	75,940	0.571	0.824	62,583	75,940	—
15-Jun-22	2,000	0.571	0.831	1,661	2,000	—
20-Jun-22	4,072,660	0.610	0.869	3,540,403	4,072,660	—
7-Jul-22	573,370	0.481	0.710	407,201	573,370	—
8-Aug-22	8,561,490	0.229	0.332	2,839,346	8,561,490	—
9-Aug-22	10,000	0.190	0.272	2,723	10,000	—
10-Aug-22	158,020	0.171	0.246	38,949	158,020	—
11-Aug-22	330,960	0.171	0.241	79,868	330,960	—
12-Aug-22	1,247,440	0.175	0.247	308,050	1,247,440	—
12-Sep-22	651,030	0.151	0.221	143,964	651,030	—
13-Sep-22	28,350	0.151	0.219	6,201	28,350	—
7-Oct-22	736,760	0.114	0.179	131,797	736,760	—

Totals	17,160,230			8,160,320	17,160,230	—

Resolution 4 seeks Shareholder ratification pursuant to Listing Rule 7.4 for the prior issue and allotment of the ATM Shares issued under Listing Rule 7.1 and Listing Rule 7.1A.

Listing Rule 7.1 provides that, subject to certain exceptions, the Company must not, without the approval of Shareholders, issue or agree to issue more Equity Securities during any 12-month period than that amount which represents 15% of the number of fully paid ordinary securities on issue at the commencement of that 12-month period.

Under Listing Rule 7.1A, an eligible entity can seek approval from its members, by way of a special resolution passed at its annual general meeting, to increase this 15% limit by an extra 10% to 25%. At the 2021 Annual General Meeting of the Company, the Company sought and obtained approval of Shareholder under Listing Rule 7.1A to increase its 15% placement capacity to 25%.

The issue of Shares pursuant to the ATM facility did not fall within any of the specified exceptions set out in Listing Rule 7.2 and as it has not yet been approved by Shareholders, it effectively reduced the Company’s capacity to issue further Equity Securities without shareholder approval under Listing Rules 7.1 and 7.1A for the 12-month period following the issue date of the ATM Shares.

Listing Rule 7.4 provides that if the Company in general meeting ratifies the previous issue of Equity Securities made pursuant to Listing Rules 7.1 or 7.1A (and provided the previous issue did not breach Listing Rules 7.1 or 7.1A) those Equity Securities will be deemed to have been made with Shareholder approval for the purposes of Listing Rule 7.1.

By ratifying the issue of the ATM Shares, the subject of Resolution 4, the Company will retain maximum flexibility to issue Equity Securities in the future up to the 15% annual placement capacity set out in Listing Rule 7.1 (and if Resolution 5 is approved, up to the 25% expanded limit under Listing Rule 7.1A) without the requirement to obtain prior Shareholder approval.

If Resolution 4 is not approved, the ATM Shares will be included in the Company’s 15% Placement Capacity, effectively decreasing the number of Equity Securities it can issue without Shareholder approval until one year after the issue of Shares, unless an exemption applies.

Resolution 4 is an ordinary resolution.

Specific information required by Listing Rule 7.5

Pursuant to and in accordance with Listing Rule 7.5, the following information is provided:

(a)

the ATM Shares were sold on market by Oppenheimer and the Company to market participants, who, as far as the Company is aware, are not related parties or associates of any related parties of the Company;

(b)	a total of 17,160,230 ATM Shares were issued, of which 17,160,230 were issued under Listing Rule 7.1 and none were issued under Listing Rule 7.1A;

(c)	the ATM Shares were issued as fully paid ordinary shares and rank equally in all respects with the Company’s existing Shares on issue;

(d)	the ATM Shares were issued on the dates show in the above table;

(e)	the issue price of the ATM Shares is shown in US dollars in the above table as well as equivalent value in Australian dollars, converted at the daily spot rate on the date of issue;

(f)	the funds raised from the issue of the Shares are being used (i) to progress the Company’s clinical trials, and (ii) for working capital; and

(g)	a voting exclusion statement is included in the Notice for Resolution 4.

Board recommendation

The Directors recommend that you vote in favour of this Resolution 4.

The Chair intends to exercise all undirected proxies in favour of Resolution 4.

(E)	Resolution 5 – Approval of Additional Placement Capacity

Background to the Resolution

Resolution 5 seeks Shareholder approval to permit the Company to issue an additional 10% of its issued capital over a 12-month period in accordance with Listing Rule 7.1A.

Under Listing Rule 7.1, the Company may issue Equity Securities equal to up to 15% of its issued ordinary securities in any 12-month period without seeking Shareholder approval. In addition, under Listing Rule 7.1A, eligible entities may seek shareholder approval to issue further Equity Securities up to 10% of the issued ordinary securities of the entity within the 12 months from approval being granted, in addition to the 15% capacity under Listing Rule 7.1 (Additional Placement Capacity).

An entity is eligible to seek Additional Placement Capacity if it is not included in the S&P/ASX300 index and has a market capitalisation of $300 million or less. As the Company satisfies these requirements as at the date of this Notice, it is eligible to seek Shareholder approval for the Additional Placement Capacity. For illustrative purposes, the Company’s market capitalisation was approximately $28 million based on a closing price of $0.185 per Share on 27 September 2022

The Company desires to maintain flexibility to respond promptly to maximise opportunities afforded by capital markets, and to do this the Company again seeks approval from Shareholders for the Additional Placement Capacity. The most likely use of this increased capacity would be to take advantage of an opportunity to raise additional funds to apply to the progression of our lead candidates, paxalisib and EVT801, through clinical trials.

If Resolution 5 is passed, the effect will be that the Company will be able to issue Equity Securities under the Additional Placement Capacity in addition to the Company’s 15% annual placement capacity under Listing Rule 7.1.

If Resolution 5 is not passed, the effect will be that the Company will not be able to issue any Equity Securities under the Additional Placement Capacity and will have to rely upon its 15% annual placement capacity under Listing Rule 7.1 of the issue of Equity Securities.

Resolution 5 is a special resolution. Accordingly, at least 75% of the votes cast by Shareholders present and entitled to vote must be cast in favour of the Resolution for it to be passed.

The Directors believe that Resolution 5 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution 5.

The Chair intends to exercise all undirected proxies in favour of Resolution 5.

Description of Listing Rule 7.1A

The number of Equity Securities that may be issued (if this Resolution 5 is passed) will be determined in accordance with the following formula as prescribed in Listing Rule 7.1A.2:

Additional Placement Capacity = (A x D) – E

where:

A	is the number of fully paid ordinary securities on issue 12 months before the date of issue or agreement to issue:

(a)	plus the number of fully paid ordinary securities issued in the 12 months under an exception in Listing Rule 7.2 other than exception 9, 16 or 17;

(b)

plus the number of fully paid ordinary securities issued in the 12 months on the conversion of convertible securities within Listing rule 7.2 exception 9 where (i) the convertible securities were issued or agreed to be issued before the commencement of the relevant period or (ii) the issue of, or agreement to issue, the convertible securities was approved or taken under the Listing rules to have been approved, under Listing Rules 7.1 or 7.4;

(c)

plus the number of partly paid ordinary securities that became fully paid in the 12 months under Listing Rule 7.2 exception 16 where (i) the agreement was entered into before the commencement of the 12 month period or (ii) the agreement or issue was approved, or taken under the Listing Rules to have been approved, under Listing Rules 7.1 or 7.4;

(d)	plus the number of any other fully paid ordinary securities issued in the 12 months with approval under Listing Rule 7.1 or 7.4;

(e)	plus the number of partly paid ordinary securities that become fully paid in the 12 months,

(d)	less the number of fully paid ordinary securities cancelled in the 12 months.

D	is 10%

E

is the number of Equity Securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months where the issue or agreement has not been subsequently approved by holders of ordinary securities under Listing Rule 7.4.

Specific information required by Listing Rule 7.3A

Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the Additional Placement Capacity as follows:

Period for which the Additional Placement Capacity will be valid

If Resolution 5 is passed, the Additional Placement Capacity will be valid during the period from the date of the Meeting and will expire on the earlier of:

(a)   the date that is 12 months after the date of the Meeting;

(b)   the time and date of the Company’s next annual general meeting; and

(c)   the time and date on which the Company receives approval by Shareholders for a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

(Approval Period).

Minimum price at which the Equity Securities may be issued

The Equity Securities to be issued will be in existing class of quoted securities and will be issued for cash consideration at an issue price per Equity Security of not less than 75% of the VWAP for the Equity Securities calculated over the 15 trading days on which trades in that class were recorded immediately before:

(a)   the date on which the price, at which the securities are to be issued, is agreed by the Company and the recipient of the Equity Securities; or

(b)   if the securities are not issued within 10 trading days of that date, the date on which the securities are issued.

Purposes for which the Equity Securities may be issued

While there are not current intentions to issue any Equity Securities under the Additional Placement Capacity, the Company intends that any funds raised from the issue of any Equity Securities under the Additional Placement Capacity (if approved) will likely be applied for advancing the Company’s key assets, paxalisib and EVT801, through clinical trials.

The specific purposes for which any particular issue is made under the Additional Placement Capacity will be disclosed by way of an ASX announcement at the time of the issue. The Company will comply with the disclosure obligations under Listing Rules 7.1A.4 and 3.10.5A upon issue of any Equity Securities under the Additional Placement Capacity.

Risk of economic and voting dilution

An issue of Equity Securities under Listing Rule 7.1A involves the risk of economic and voting dilution for existing Shareholders. The risks include:

(a)   the market price for the Equity Securities may be significantly lower on the issue date than on the date of the approval under Listing Rule 7.1A; and

(b)   the Equity Securities may be issued at a price that is at a discount to the market price for the Equity Securities on the issue date.

In accordance with Listing Rule 7.3A.2, a table describing the notional possible dilution, based upon various assumptions as stated, is set out below.

Details of the Company’s allocation policy for issues under approval

The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue under the Additional Placement Capacity. The identity of the allottees of Equity Securities under the Additional Placement Capacity will be determined on a case-by-case basis having regard to the factors including, but not limited to, the following:

(a)   the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate;

(b)   the effect of the issue of Equity Securities on the control of the Company;

(c)   the financial situation and solvency of the Company; and

(d)   advice from corporate, financial and broking advisers (if applicable).

The allottees under the Additional Placement Capacity have not been determined as at the date of this Notice but may include existing Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company is successful in acquiring new intellectual property assets or investments, it is possible that the allottees under the Additional Placement Capacity will be the vendors of the new intellectual property assets or investments.

Previous approvals under Listing Rule 7.1A	Approval was sought and obtained for the purposes of Listing Rule 7.1A at the 2021 Annual General Meeting. No Equity Securities were issued under Listing Rule 7.1A in the 12 months preceding the date of the Meeting.

The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of Shares for variable “A” calculated under the formula set out in Listing Rule 7.1A.2 as at the date of this Notice of Meeting.

The table shows two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of Shares the Company has on issue as at the date of the Notice of Meeting. The number of Shares on issue may increase as a result of issues of Shares that do not require Shareholder approval (for example, a pro rata entitlement issue or scrip issued under a takeover offer) or as a result of future specific placements under Listing Rule 7.1 that are approved at future Shareholder meetings

The table also shows two examples where the issue price of Shares has decreased by 50% and increased by 100% as against the current market price of the Company’s Shares.

		Dilution
Variable		50% decrease	Issue Price	100% increase
		$0.09	$0.19	$0.37
Current variable A 151,112,796 Shares	Shares issued (10% voting dilution)	15,111,280	15,111,280	15,111,280
	Funds raised	$1,397,793.36	$2,795,586.73	$5,591,173.45
“A” is a 50% increase to 226,669,194	Shares issued (10% voting dilution)	22,666,919	22,666,919	22,666,919
Shares	Funds raised	$2,096,690.04	$4,193,380.09	$8,386,760.18
“A” is a 100% increase to 302,225,592	Shares issued (10% voting dilution)	30,222,559	30,222,559	30,222,559
Shares	Funds raised	$2,795,586.73	$5,591,173.45	$11,182,346.90

*	Note: Current Variable A refers to the calculation required by Listing Rule 7.1A.2 which, in the Company’s case, equates to the current number of Shares on issue.

The table above has been prepared on the following assumptions:

(a)	Resolution 5 is passed by Shareholders;

(b)	the Company issues the maximum number of Shares available under the Additional Placement Capacity;

(c)	no convertible securities convert into Shares before the date of the issue of the Shares available under the Additional Placement Capacity;

(d)	the 10% voting dilution reflects the aggregate percentage dilution against the issued Share capital at the time of issue (which is why the voting dilution is shown in each example as 10%);

(e)

the table does not show an example of dilution that may be caused to a particular Shareholder by reason of a Share issue under the Additional Placement Capacity, based on that Shareholder’s holding at the date of the Annual General Meeting;

(f)	the table shows only the effect of issues of Equity Securities under the Additional Placement Capacity, not under the Company’s 15% annual placement capacity under Listing Rule 7.1;

(g)

the Company has not issued any Equity Securities in the 12 months prior to the Meeting that were not issued under an exception in Listing Rule 7.2, with approval under Listing Rule 7.1 or ratified under Listing Rule 7.4;

(h)	the issue of Equity Securities under the Additional Placement Capacity consists only of Shares; and

(i)	the issue price is $0.185 per Share, being the closing price of Shares on ASX on Tuesday, 27 September 2022.

(F)	Resolutions 6 and 7 – Adoption of New Constitution and Approval of Proportional Takeover Provisions

Background to the Resolutions

The Company has recently undertaken a review of the Constitution and proposes a number of modifications to reflect certain changes to the Corporations Act, Listing Rules and corporate governance practices to achieve efficient and flexible administration of the Company and relations with Shareholders, and to facilitate virtual general meetings.

In addition, pursuant to section 648G(4) of the Corporations Act, the Company wishes to seek Shareholder approval to insert the proportional takeover provisions contained in Schedule 2, as clause 14 in the new constitution approved under Resolution 6.

Adoption of a new constitution

Resolution 6 seeks approval of shareholders to adopt a new constitution of the Company. Rather than amend the Constitution, the Company proposes to adopt a new constitution reflecting these amendments (but otherwise in the current form).

A complete copy of the proposed new Constitution will be tabled at the Meeting and signed by the Chair for identification, Copies can also be obtained from the Company Secretary before the meeting free of charge.

The following is an overview of the proposed key amendments to the current Constitution:

Virtual meetings

A number of amendments are proposed to be made to the Constitution to facilitate the holding of virtual general meetings by the Company following recent changes to the Corporations Act permitting companies to hold hybrid and virtual meetings. The amendments include clarifying that Directors may determine that a meeting be held by means of virtual meeting technology or other communication facilities that gives the members as a whole a reasonable opportunity to participate and vote, and providing the Chair with additional powers to adjourn a meeting in particular circumstances (eg due to technical difficulties).

Electronic dispatch of meeting materials

In accordance with recent changes to the Corporations Act, the constitution has been amended to include a new clause which permits the Company to electronically dispatch the notice of general meeting and instrument of proxy.

Restricted securities

The Constitution has been amended to comply with the requirements of Listing Rule 15.12, which sets out certain provisions that a constitution of a listed company must have in respect of restricted securities. The amendments clarify that:

(a)

a holder of restricted securities must not dispose of, or agree or offer to dispose of, the restricted securities during the escrow period for those restricted securities, except as permitted by the Listing Rules or the ASX;

(b)

if the restricted securities are in the same class as quoted securities of the Company, the holder will be taken to have agreed in writing that the restricted securities are to be kept on the Company’s issuer sponsored sub-register and are to have a holding lock applied for the duration of the escrow period for those restricted securities;

(c)

the Company must refuse to acknowledge a disposal (including, without limitation, registering a transfer) of restricted securities during the escrow period for any restricted securities except as permitted by the Listing Rules or the ASX;

(d)

a holder of restricted securities will not be entitled to participate in any return of capital on those restricted securities during the escrow period for those restricted securities except as permitted by the Listing Rules or the ASX; and

(e)

if a holder of restricted securities breaches a restriction deed or a provision of the Constitution restricting a disposal of those restricted securities, the holder will not be entitled to any dividend or distribution, or to exercise any voting rights, in respect of the restricted securities for so long as the breach continues.

Joint holders

In anticipation for the CHESS replacement expected in April 2023, the Constitution has been amended to increase the number of joint holders permitted in the register of members from three joint holders to four joint holders.

Reasonable fee for off-market share transfers

The Constitution has been amended to permit the Company to charge a reasonable fee to register paper-based Share transfers, subject to compliance with the Listing Rules.

Approval of proportional takeover provisions

Resolution 7 seeks Shareholder approval to insert the proportional takeover provisions contained in Schedule 2, as clause 14 in the new constitution approved under Resolution 6.

A proportional takeover bid is a takeover bid where the offer made to each Shareholder is only for a proportion of the Shareholder’s Shares. If a Shareholder accepts, in full, an offer under a proportional takeover bid, the Shareholder will only dispose of a specified portion of their Shares in the Company and retain the balance of the Shares.

Effect of the proportional takeover provisions

The proportional takeover provisions in the Constitution provide that where offers have been made under a proportional takeover bid in respect of a class of securities in the Company, the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under such a proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed by Shareholders.

In particular:

(a)	if a proportional takeover bid is made for securities of the Company, the Directors must ensure that a meeting of Shareholders is convened to vote on a resolution to approve that bid;

(b)	the bidder and persons associated with the bidder may not vote;

(c)	approval of the bid will require a simple majority of the votes cast;

(d)	the meeting must take place more than 14 days before the last day of the bid period (Approving Resolution Deadline);

(e)	if the resolution is rejected before the Approving Resolution Deadline, the bid cannot proceed and any transfers giving effect to takeover contracts for the bid will not be registered; and

(f)	the bid will be taken to have been approved if, as at the end of the day before the Resolution Deadline, the resolution has not been voted on.

The proportional takeover provisions do not apply to full takeover bids. If the proportional takeover provisions are renewed, they will cease to apply at the end of three years after renewal unless renewed by a special resolution of Shareholders.

Reasons for proposing Resolution 7

In the absence of the proportional takeover provisions, a proportional takeover bid may result in control of the Company changing without Shareholders having an opportunity to dispose of all their Shares. By making a partial bid, a bidder can obtain practical control of the Company by acquiring less than a majority interest. Shareholders could be exposed to the risks of passing control to the bidder without payment of an adequate control premium for all their Shares and being left with a minority interest in the Company.

Presently proposed acquisitions

As at the date of this Notice of Meeting, no Director is aware of any proposal to acquire, or to increase the extent of, a substantial interest in the Company.

Advantages and disadvantages during the period in which they have been in effect

The Directors consider that the proportional takeover provisions had no advantages or disadvantages for them during the period in which they have been in effect.

The advantages and disadvantages of the proportional takeover provisions for Shareholders include those set out below, which were applicable during the period in which they have been in effect.

Potential advantages and disadvantages

The potential advantages of the proportional takeover provisions for Shareholders include:

(a)	providing the right to discuss, in a meeting called specifically for that purpose, and then decide, by majority vote, whether an offer under a proportional takeover bid should proceed;

(b)	potentially not allowing control of the Company to pass without payment of a control premium;

(c)	assisting the prevention of Shareholders being locked in as a minority;

(d)	increasing the bargaining power of Shareholders which may assist in ensuring that any proportional takeover bid is adequately priced; and/or

(e)	potentially increasing the likelihood of a full takeover bid rather than a proportional takeover bid.

The potential disadvantages of the proportional takeover provisions for Shareholders include:

(a)	imposing a hurdle to, and potentially discouraging the making of, provisional takeover bids;

(b)	potentially reducing the likelihood of success of a proportional takeover bid;

(c)	possible reduction or loss of opportunities for Shareholders sell some or all of their Shares at a premium; and/or

(d)	potentially causing some Shareholders to form the view that the proportional takeover provisions impose an unreasonable restriction on their ability to freely deal with their Shares.

Pursuant to the Corporations Act, an amendment to the Company’s Constitution (which includes a renewal of the proportional takeover provisions) can only be effected by way of a Special Resolution passed by its Shareholders. Therefore, Resolutions 6 and 7 are Special Resolutions that can only be passed if at least 75% of the total votes cast by Shareholders entitled to vote on Resolutions 6 and 7 are voted in its favour.

Board recommendation

The Directors recommend that you vote in favour of Resolutions 6 and 7.

The Chair intends to exercise all undirected proxies in favour of Resolutions 6 and 7.

GLOSSARY

For the purposes of this Document, the following terms have the meanings prescribed below:

$	Australian dollars.

Annual Report	The Company’s annual report for the 12-month period ended 30 June 2022.

Associate	Has the meaning given to that term in sections 10 to 17 of the Corporations Act.

ASX	ASX Limited ACN 008 624 691 or the securities exchange market operated by it, as the context requires.

Auditor	Grant Thornton Audit Pty Limited ACN 130 913 594.

Auditor’s Report	Means the Auditor’s report on the Financial Report.

Board	The board of Directors.

Chair	The person chairing the Meeting.

Closely Related Party	Has the meaning given to that term in section 9 of the Corporations Act.

Company or Kazia	Kazia Therapeutics Limited ACN 063 259 754.

Constitution	The constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Director	A director of the Company.

Directors’ Report	Means the annual directors’ report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

Equity Security	Has the meaning given to that term in Listing Rule 19.12.

Explanatory Statement	The explanatory statement accompanying the Notice of Meeting.

Financial Report	Means the annual financial report prepared under Chapter 2M of the Corporations Act for the Company and its controlled entities.

FY	Means the financial year of 12 months ending 30 June.

Group	The Company and is related bodies corporate (as that term is defined in the Corporations Act).

Key Management Personnel	The key management personnel whose remuneration details are included in the Remuneration Report.

Listing Rules	The listing rules of the ASX as amended from time to time.

Meeting or Annual General Meeting	The Annual General Meeting of the Company convened by the Notice.

Notice or Notice of Meeting	The notice convening this Meeting of which the Explanatory Statement forms part.

Option	An option to acquire a Share.

Ordinary Resolution	A resolution of Shareholders that is approved by Shareholders who are entitled to vote on that resolution and who hold more than 50% (in number) of all voting Equity Securities of the Company.

Plan	The employee incentive scheme titled “Kazia Therapeutics Limited Employee Share Option Plan”.

Proxy Form	The proxy form attached to this Notice.

Remuneration Report	The remuneration report set out in the Annual Report.

Resolution	A resolution set out in the Notice.

Securities	Collectively, any Shares or other securities issued by the Company.

Share	A fully paid ordinary share in the issued capital of the Company.

Share Registry	Computershare Investor Services Pty Limited.

Shareholder	A registered holder of one or more Share(s).

Trading Day	Has the meaning given to that term in Listing Rule 19.12.

USD	US dollars.

VWAP	In respect of a quoted class of Equity Securities, the volume weighted average price of that class of Equity Securities sold on the ASX during the prescribed number of trading days immediately preceding and including the date on which such price is to be determined, but does not include any transactions defined in the ASX Operating Rules as “special” crossings prior to the commencement of normal trading, crossings during the after hours adjust phase nor any overseas trades or trades pursuant to the exercise of options over ordinary shares in the capital of the Company.

SCHEDULE 1

Summary of key terms of Kazia Therapeutics Limited Employee Share Option Plan

Term	Description

Eligibility	Offers may be made at the Board’s discretion to any employee, long term contractor (full time or part time), officer or director of the Company or an Associated Company, or any other person so designated by the Board (or committee of the Board).

Options	“Options” are an entitlement to receive fully paid ordinary shares upon satisfaction of applicable conditions and payment of an applicable exercise price.

Invitations under the Plan

Under the Plan, the Board may make offers or invitations at its discretion, subject to any requirement for shareholder approval.

The Board has the discretion to set the terms and conditions on which it will invite an employee to apply for or accept a grant of Options in individual offer documents including as to the number of Options and the exercise conditions.

Exercise Price

When the Board (or committee of the Board) decides to invite an employee to apply for or receive an Option, it must, in its absolute discretion (but subject to adjustment under the terms of the Plan), also determine the exercise price for that Option subject to any restrictions in the Listing Rules.

The exercise price may be a dollar amount or an amount determined in the future under a formula.

Exercise	Subject to the satisfaction of any applicable exercise condition, the terms of the invitation and the Company’s share trading policy, a participant may exercise any Option granted to the participant (that is capable of exercise) on a day which is after the vesting period and before the end of the Option Period.

Vesting and lapsing

Vesting of the Awards is to be specified in the individual invitation and is to be, in respect of an Option, the period of two years after the date of grant or another period determined by the Board (either generally or in a particular case).

The “Option Period” for each Option is (subject to any terms or condition in the Plan or the invitation that has the effect of lapsing an Option), the period starting on the date on which the Company grants the Option and ending, unless another period is specified in the invitation made in relation to that Option:

(a)   on the fifth anniversary of that date; or

(b)   at the end of any other period permitted by law that the Board may from time to time determine.

Each Option lapses:

(a)   on exercise of the Option;

(b)   if the Option is not exercised during the Option Period, at the end of the Option Period;

(c)   if the Participant (i) dies, (ii) ceases to be an employee during the Vesting Period or (iii) in a clawback scenario; or

(d)   if the Company commences to be wound up.

Term	Description

Cessation of employment

If a participant ceases to be an employee after the vesting period and before the end of the Option Period, the Board may in its absolute discretion (on any conditions which it thinks fit) decide that the Option does not lapse but lapses at the time and subject to the conditions it may specify by notice to the participant.

In making that decision, the Board may consider any relevant matter (including, without limitation, whether the participant ceased to be an employee by reason of retirement, ill-health, accident or redundancy).

Clawback and preventing inappropriate benefits	The Plan provides the Board with broad clawback powers if the Board considers the participant’s conduct, capability or performance justifies the variation.

Change in control

Upon a change of control the participant’s unvested Options will immediately vest in full.

A Change in Control occurs:

a)  where, as a result of any takeover bid, scheme of arrangement or any other event or transaction, a person or entity becomes entitled to more than 50% of the Shares or to all or substantially all of the Group’s business and assets (provided that no sale or transfer undertaken in respect of an internal reorganisation of the structure, business or assets of the Group shall constitute a Change of Control Event); or

b)  any other event determined by the Board to constitute a “Change of Control Event” for the purposes of these Rules (excluding, for the avoidance of doubt, an internal reorganisation of the structure, business or assets of the Group).

Reconstructions, corporate action, rights issues, bonus issues etc.

The Plan includes specific provisions dealing with rights issues, bonus issues, and corporate actions and other capital reconstructions. These provisions are intended to ensure that there is no material advantage or disadvantage to the participant in respect of their Options as a result of such corporate actions.

Participants are not entitled to participate in new pro rata issues of shares by the Company prior to the vesting (and exercise if applicable) of their Options.

Where during the Option Period the Company makes a pro-rata bonus issue to holders of Shares and an Option is not exercised before the record date to determine entitlements to that bonus issue, the number of securities to be allocated on exercise of the Option is the number of Shares before that bonus issue plus the number of securities which would have been allocated to the holder if the Option had been exercised before that record date.

Post vesting conditions	Subject to any disposal restrictions the Board may at any time determine, no disposal restrictions will apply on Shares acquired by participants on vesting other than Company’s share trading policy.

Term	Description

Other terms

The Plan contains customary and usual terms for dealing with administration, variation, suspension and termination of the Plan.

The Board or a committee appointed by the Board for the purpose under the constitution of the Company may manage and administer the Plan for the Company and the committee has all powers necessary to do so.

US addendum

In order to provide Options to US based employees, a schedule has been added to the Plan to govern offers of Options to US taxpayers. Key terms include:

•  Options may be incentive stock options (ISOs) or non-qualified stock options (NQSOs);

•  Exercise price may not be less than the fair market value of a Share on the grant date;

•  a maximum of 13,000,000 Shares may be issued pursuant to the exercise of ISOs; and

•  maximum period for ISOs is 10 years.

SCHEDULE 2

Proportional Takeover Provisions

“14.	Proportional takeover bids

Definitions

14.1	In this clause 14:

Approving resolution has the same meaning as in section 648D of the Act;

Approving resolution deadline has the same meaning as in section 648D of the Act;

Associate has the meaning specified in section 9 of the Act for the purposes of Chapter 6 of the Act; and

Proportional takeover bid has the meaning specified in section 9 of the Act.

Prohibition on registration of transfer unless takeover scheme approved

14.2

Where an offer has been made under a proportional takeover bid in respect of Shares included in a class of Shares in the Company, registration of a transfer to effect a contract resulting from the acceptance of an offer made under the proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with this clause 14 and this Constitution.

Approving resolution

14.3	An approving resolution under this clause 14 is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on that resolution under the Act.

Entitlement to vote on approving resolution

14.4

A person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the proportional takeover bid was made, held Shares included in that class is entitled to vote on an approving resolution and, for the purposes of so voting, is entitled to one vote for each of those Shares.

Bidder and associates not entitled to vote

14.5	The bidder or an associate of the bidder is not entitled to vote on an approving resolution under this clause 14.

Approving resolution passed

14.6

An approving resolution under this clause 14 is taken to have been passed if the proportion which the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

General meeting provisions to apply

14.7

The provisions of this Constitution which apply to a general meeting of the Company apply, with any modifications as the circumstances require, to a meeting convened under this clause 14 and apply as if that meeting were a general meeting of the Company.

Meeting to be held before approving resolution deadline

14.8

Where takeover offers have been made under a proportional takeover bid, the Directors of the Company must ensure that a resolution to approve the proportional takeover bid is voted on in accordance with this clause 14 before the approving resolution deadline in relation to the proportional takeover bid.

Notice as to whether approving resolution is passed

14.9

Where a resolution to approve a proportional takeover bid is voted on in accordance with this clause 14, before the approving resolution deadline in relation to the proportional takeover bid, the Company must, on or before the approving resolution deadline:

(1)	give to the bidder; and

(2)	serve on the Home Branch,

a written notice stating that a resolution to approve the proportional takeover bid has been voted on and that the resolution has been passed, or has been rejected, as the case may be.

Approving resolution deemed to have been passed

14.10

Where, as at the end of the day before the approving resolution deadline in relation to a proportional takeover bid under which offers have been made, no resolution to approve the proportional takeover bid has been voted on in accordance with this clause 14, a resolution to approve the proportional takeover bid is, for the purposes of this clause 14, deemed to have been passed in accordance with this clause 14.

Effect of this clause

14.11	This clause 14 ceases to have effect on the third anniversary of the later of the date of its adoption and its most recent renewal.”

Annual General Meeting of Shareholders of Kazia Therapeutics Limited

Date: November 16, 2022

See Voting Instruction On Reverse Side.

AGENDA

Please Sign Here ________ Please Date Above ________

Please Sign Here ________ Please Date Above ________

Please separate carefully at the perforation and return just this portion in the envelope provided.

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

PROXY TABULATOR FOR
KAZIA THERAPEUTICS LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2022 Mediant Communications Inc. All Rights Reserved

Annual General Meeting of Shareholders of Annual General Meeting of Shareholders of Kazia Therapeutics Limited Kazia Therapeutics Limited Date: November 16, 2022 to be held November 16, 2022 See Voting Instruction On Reverse Side. For Holders as of October 7, 2022 Please make your marks like this: x Use pen only Recommend Directors For Against Abstain AGENDA . MAIL The Resolutions on the agenda for this Meeting are for: 1. Adoption of Remuneration Report; provided • Mark, sign and date your Voting Instruction Form. 2. Re-Election of Steven Coffey; • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid 3. The grant of up to 3,500,000 Options to Dr James Garner; 4. The rati?cation of prior issue of ATM Shares; envelope envelope provided. 5. Approval of Additional Placement capacity under Listing Rule 7.1A; the 6. Adoption of New Constitution; andin 7. Approval of Proportional Takeover Provisions. portion All votes must be received by 12:00 PM New York City time on November 8, 2022. this just PROXY TABULATOR FOR return KAZIA THERAPEUTICS LIMITED and P.O. BOX 8016 perforation CARY, NC 27512-9903 the at carefully separate Please EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Copyright © 2022 Mediant Communications Inc. All Rights Reserved

Kazia Therapeutics Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM New York City time on November 8, 2022) The undersigned registered holder of American Depositary Receipts (“Receipts”) of Kazia Therapeutics Limited (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business October 7, 2022 at the Annual General Meeting of the Shareholders of Kazia Therapeutics Limited to be held on November 16, 2022, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolutions. (Continued and to be marked, dated and signed, on the other side) LIMITED FOR 9903 - Kazia Therapeutics Limited would like to inform you that the Annual Report for the year ended 27512 June 30, 2022 will be available for viewing on the company’s website. The link to their 8016 TABULATOR THERAPEUTICS NC website is as follows: Box . . O CARY, http://www.Kaziatherapeutics.com/investorcentre/companyreports PROXY KAZIA P If you do not have access to the internet and would like to obtain a hard copy, please write to: Proxy Services Corporation 10 Drew Court - Suite #3 Ronkonkoma, NY 11779 Attention: Annual Report You may also request for a hardcopy of the 2022 Annual Report by calling the following toll free number: 1-800-555-2470.